SC 13D
1
NASD
0000881895
OTR EXPRESS, INC.
48-0993128
llsifuentes@hotmail.com
0000939353
xp5#ppgz
SC 13D
ESTATE OF ROBERT B. WESTPHAL
PF - 00
UNITED STATES
247,600
N/A
247,600
N/A
247,600
13.73
OTHER
AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND
BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.
DATED: FEBRUARY 12, 2001


      ESTATE OF ROBERT B. WESTPHAL
      CO-EXECUTORS:
       BETSY J. WESTPHAL
       BENNIE B. WESTPHAL
       ROBIN W. CLEGG